UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange

COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA acquires Grupo Industrias Lacteas in Panama

Mexico City, March 28, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, announced today that, together with The Coca-Cola Company, it successfully closed the acquisition of Grupo Industrias Lacteas, a leading company with a more than 50-year tradition in the Panamanian dairy and juice-based beverage categories.

This transaction represents and important step in the growth strategy of Coca-Cola FEMSA. It enables the Company to enter the milk and value-added dairy products category, one of the most dynamic segments in terms of scale and value in the non-alcoholic beverage industry in Latin America. It further reinforces the Company’s non-carbonated product portfolio in the juice-based beverage segment.

“This transaction will significantly strengthen our position in the Panamanian beverage market through the incorporation of a portfolio of high quality products, including such widely recognized brands as Estrella Azul and Del Prado—which enjoy a more than half century tradition of excellence in Panama. Importantly, we are proud to welcome a talented team of professionals to our Company who will help us to capitalize on our learning capabilities, leverage our mutual strengths, and reinforce our strategic partnerships with customers and suppliers, so we can offer our consumers more and better beverage alternatives,” said Carlos Salazar Lomelín, Chief Executive Officer of Coca-Cola FEMSA.

Founded in 1956, Grupo Industrias Lacteas reported revenues of US $140.9 million in 2010.

As of April, 2011, Coca-Cola FEMSA and The Coca-Cola Company will start the gradual integration of Grupo Industrias Lacteas into the existing beverage platform they share for the development of non-carbonated products in Panama.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Grupo Industrias Lácteas is comprised of Industrias Lácteas S.A., Conservas Panameñas Selectas S.A., and Plásticos Modernos S.A.  The group is dedicated to manufacturing, selling, and distributing milk, yoghurt, ice cream, juices and nectars, and other products under the Estrella Azul, De Oro, Vaquita, Vita Slim, Del Prado, and Plamosa brands in Panama.  Founded in 1956, the group has three manufacturing plants and serves the entire nation. It has close to 1,800 direct employees and is the leader in the country’s dairy segment. Currently, it is the largest milk buyer in Panama.

Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 28, 2011